UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Senior Term Loan Facility

Castor Maritime Inc. (“Castor”) announces the signing of a $50.0 million sustainability-linked senior term loan facility (the “Facility”) with a European bank. The Facility will be secured by, among others, a first priority mortgage over four of Castor’s dry bulk vessels and will be guaranteed by Castor. The net proceeds from the Facility will be used for general corporate purposes.

The Facility has a tenor of five years and bears interest at a rate of Term SOFR plus a margin, which may be adjusted based on Castor’s performance against certain sustainability-linked targets.

Full Redemption of Series E Preferred Shares

On September 29, 2025, Castor entered into a share purchase agreement with Toro Corp. (“Toro”), pursuant to which Castor sold to Toro, for an aggregate consideration of $60,000,000 in cash, 60,000 of Castor’s 8.75% Series E cumulative perpetual convertible preferred shares, par value $0.001 per share, with a cumulative preferred distribution accruing at a rate of 8.75% per annum on the stated amount of $1,000 per share (the “Series E Preferred Shares”). Pursuant to the terms of the Series E Preferred Shares, Castor could redeem, at its option, the Series E Preferred Shares in whole or in party, at any time and from time to time on or after the day that is one month after September 30, 2025, at a cash redemption price equal to 100% of the stated amount of the Series E Preferred Shares plus accrued dividend to the redemption date. On October 13, 2025, Castor and Toro agreed to the full redemption of the Series E Preferred Shares by Castor on October 13, 2025 for a cash consideration equal to the stated amount of the Series E Preferred Shares plus 0.523% thereof, including accrued and unpaid distributions. Following the full redemption, such Series E Preferred Shares shall be cancelled and will no longer remain outstanding.

Toro is a public company listed on the Nasdaq Capital Market. Toro’s Chairman and Chief Executive Officer, is also Castor’s Chairman, Chief Executive Officer and Chief Financial Officer. The foregoing full redemption of the Series E Preferred Shares and its terms were approved by the board of directors of Castor and Toro at the recommendation of their respective special committees of disinterested and independent directors who negotiated the redemption.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: October 15, 2025
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and Chief Financial Officer